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SEC FILE NUMBER

8 - ~~5~~**5751**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 2 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/14**   AND ENDING   **12/31/14**

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TMC BONDS L.L.C.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 THIRD AVENUE, 14TH FLOOR

(No. and Street)

NEW YORK   **N.Y.**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    STUART R. HENDERSON   **646-237-4313**

                                                                     (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        WAGNER, FERBER, FINE & ACKERMAN PLLC

(Name -- *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE   **FLORAL PARK**   **N.Y.**   **11001**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

P 3/14/15

OATH OR AFFIRMATION

I, _____ **STUART HENDERSON** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **TMC BONDS L.L.C.** _____ , as of _____ **December 31** _____ ,**2014** __ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PAMELA L KOUAKAM
Notary Public - State of New York
NO. 01KO6257715
Qualified in Bronx County
My Commission Expires 3|19|2016

_____
Signature

_____
CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Cash Flows
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TMC BONDS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

WAGNER, FERBER, FINE & ACKERMAN, PLLC

Certified Public Accountants and Business Advisors

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800 • FAX: (516) 488-4695

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of TMC Bonds, LLC

We have audited the accompanying statement of financial condition of TMC Bonds, LLC of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. TMC Bonds, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of TMC Bonds, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 26, 2015

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • Fax: (212) 576-1555
WWW.WFFACPA.COM

TMC BONDS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets	
Cash and cash equivalents	$ 53,662,024
Receivables- broker and dealers	4,575,823
Property and equipment, net	1,300,764
Other assets	554,976
Total assets	$ 60,093,587

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to brokers and dealers	$ 96,601
Accounts payable and accrued liabilities	7,979,820
Total liabilities	8,076,421
Commitments and Contingencies	
Member's equity	52,017,166
Total liabilities and member's equity	$ 60,093,587

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   **NATURE OF OPERATIONS**

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur and consists of contractual commission percentages and/or the marginal difference between matching the price of buying and selling the security. Other income includes subscription fees for the usage of the company's web based trading platform. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership. The effect of this election is that taxable results of operations and tax credits generated are reportable on the individual tax returns of its member. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York Unincorporated Business Income tax and two states minimum filings fees for which provision has been made.

6

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Income Taxes (Continued)

The member of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The member's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated subsequent events or transactions through February 26, 2015, the date which the financial statements were available to be issued.

NOTE 3 -   **PROPERTY AND EQUIPMENT**

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$430,639
Machinery and equipment	5	13,425
Leasehold improvements	Term of lease	480,784
Computer equipment	3	5,382,220
		6,307,068
Less: Accumulated depreciation and amortization		5,006,304
Net property and equipment		$1,300,764

The depreciation and amortization expense for the year ended December 31, 2014 aggregated $877,075.

NOTE 4 -   **FAIR VALUE MEASUREMENTS**

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2014 due to the short-term nature of these instruments.

NOTE 5 -   **NET CAPITAL REQUIREMENTS**

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2014, the Company had net capital of $47,640,040 exceeded the requirements by $47,108,052.

NOTE 6 - **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2014, the Company had cash deposits with three banks that were in excess of federally insured amounts by approximately $52,662,024.

NOTE 7 - **COMMITMENTS AND CONTINGENT LIABILITIES**

Operating Leases

The Company has entered into obligations under four operating leases that will expire at various dates from 2015 through 2025. Three of these agreements require the Company to obtain a Letter of Credit in lieu of a cash security deposit. These Letters of Credit are for $387,182, $129,135, and $542,728 respectively. In addition, the Company has made a cash security deposit of $6,206.

In December 2014, the Company entered into an agreement to sublet one of its existing locations. The sublet agreement is to commence on June 1, 2015 and shall expire on April 28, 2019. The sublease agreement requires monthly rental payments of $53,654 for the entire agreement and a Letter of Credit of $107,307 in lieu of a cash security deposit.

NOTE 7 - **COMMITMENTS AND CONTINGENT LIABILITIES (continued)**

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended
December 31,

2015	$1,582,837
2016	1,906,312
2017	1,912,666
2018	1,928,578
2019	1,473,471
Thereafter	7,985,183
	$16,789,046

Rent expense for the year ended December 31, 2014 amounted to $949,572.

The Company has entered into agreements for two hosting sites which expire in 2015 and 2017.

The Company's future minimum commitments are as follows:

Year Ended
December 31,

2015	$ 340,384
2016	207,384
2019	86,410
	$634,178

Hosting expense for the sites for the year ended December 31, 2014 amounted to $423,756.

NOTE 7 - **COMMITMENTS AND CONTINGENT LIABILITIES (continued)**

Equity Incentive Unit Plan

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of Company. The units carry rights and privileges for remuneration only upon a 50% or greater change of control in the Company. Upon termination of employment all unvested units shall expire. With all vested units, the grantee has the option to maintain the units subject to the terms and conditions of the plan.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2014 could defer up to $17,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older. The Company voluntarily matches a discretionary amount of participants' 401k contribution. For the year ended December 31, 2014, the expense aggregated to $267,137.